FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 27th, 2005

Commission File Number [                    ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑ No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles results for the period January-June 2005

Telefónica Móviles Group

•	Sharp acceleration in commercial activity. Solid growth in quarterly net adds, fuelled by both the launch of the new movistar brand in 13 countries at the beginning of April and the commercial campaigns typical of the quarter:

o	The Group’s managed customer base reached 86.5MM at the end of 2Q05 (+55% vs. 1H04).
o	Despite aggressive commercial activity by competitors, net adds were over 5.4MM1 in 2Q05 (+78.5% vs. 1Q05).

•	Spain: the commercial initiatives launched recently show positive results, leading to record levels of commercial activity for the Company:

o	Telefónica Móviles España (TME) posted net adds of 304 thousand customers in 2Q05, triple the figure for 1Q05, driven by the strong performance of the contract segment (374 thousand new customers).
o	The results of number portability improved considerably, with net contract adds of over 69,000 customers in 2Q05.
o	Sharp decline in the churn rate (to 1.7% in 2Q05) for both the contract and prepaid segments. This was achieved on the back of the high take-up of the new pricing schemes offered by the Company and the more intense customer retention programmes, which reward customers for their long-term commitment.
o	Contract customers represented more than half TME’s customer base (51%) for the first time since 1996.
o	TME continues to deliver solid growth in service revenues (+7.3% vs. 1H04), with an acceleration in 2Q05 (+7.8% vs. 2Q04, +6.7% in 1Q05/1Q04) owing to the surge in traffic carried on TME’s networks (+24% vs. 2Q04; +17% vs. 1H04).
o	The increase in commercial costs undermined the OIBDA margin: 43.3% in 2Q05 (45.1% excluding the impact of the re-branding campaign) and 45.3% in 1H05 (46.3% excluding the mentioned effect).
o	Progressive deployment of the UMTS network.

•	Latin America:

o	Commercial activity was intense in all markets, resulting in nearly 8.9MM gross adds in 2Q05 (+40% vs. 1Q05). The total managed customer base of the Latin American operators at the end of June stood at 63.7MM (+83 vs. 2Q04).
o	Revenues from the Group’s Latin American operators rose 150% vs. 1H04 and represented 45% of total Group revenues in 1H05. Noteworthy was the contribution of revenues from Andean Region operators (Colombia, Ecuador, Peru and Venezuela).
o	OIBDA from Latin American operators was heavily impacted by the intense commercial efforts (including the launch of the brand in 12 countries), and non-recurrent integration costs (14.8MM€ in 1H05). Commercial costs represented 30.2% of revenues in 2Q05 and 23.7% in 1H05.
o	In Brazil, competitors’ aggressiveness heightened. Vivo’s net adds in 2Q05 rose 3.6 times vs. 1Q05, to reach a customer base of 28.4MM (+21% vs. 1H04). Telefónica Móviles Mexico’s customer base increased 43% vs. 2Q04 reaching 5.8MM (net of 300,000 inactive lines not longer considered in the reported customer base).
o	In Argentina, the managed operators posted net adds of 576 thousand customers in 2Q05 (+38% vs. 1Q05), driven by the favourable performance of the contract segment (42% of net adds in the quarter). The increase in the customer base led to solid growth in service revenues.
o	In Colombia, the customer base ended June at over 4.75MM, having registered nearly 1.1MM net adds in the quarter (vs. 402 thousand in 1Q05). The rollout of the new GSM network continues advancing.
o	The contribution to Group operating cash flow from Venezuela, Chile and Peru rose sharply, with combined OIBDA of over €225MM in 2Q05 and €392MM in 1H05.

[1]	Excludes the adjustment of 300,000 inactive lines in Mexico, not longer considered in the reported customer base.

2005 April-June

Telefónica Móviles Group

•	Consolidated revenues totalled €7,760MM in 1H05 (+45% vs. 1H04), with year-over-year growth accelerating in 2Q05 (+50% vs. 2Q04):

o	Growth was driven by the solid increase in service revenues (+46% in 2Q05 vs. 2Q04 and +43.5% in 1H05).
o	Organic growth[2] of consolidated revenues stood at 15.8% vs. 1H04.

•	Operating income before depreciation and amortization (OIBDA) rose 15.3% year-over-year in 1H05 to €2,579MM:

o	Commercial costs represented 24.8% of service revenues in 2Q05, affected by costs related to the launch of the new brand (€75MM booked fully in the quarter) and increased commercial activity in the quarter.
o	The OIBDA margin stood at 33% in 1H05 (30.9% in 2Q05).
o	Excluding the impact of the launch of the brand and non-recurrent integration expenses, year-over-year growth in OIBDA would have been 18.5% in 2Q05 and 19.3% in 1H05.
o	In organic[2] terms, OIBDA fell 3.0% from 1H04.

•	Consolidated net income increased 4.5% in 2Q05 vs. 2Q04 to €495.7MM. In 1H05 consolidated net income stood at €927.8MM.

•	Operating cash flow[3] in 1H05 stands at €1,770.9MM.

•	Telefónica Móviles reiterates its growth targets for the Group for full year 2005. Assuming constant exchange rates and excluding changes to the Group’s consolidation perimeter –except for the acquisitions of BellSouth Chile and BellSouth Argentina in January 2005–:

o	the Company expects to achieve a year-on-year growth in consolidated 2005 revenues[4] of 33%-36% in 2005 (45.2% in 1H05 vs. 1S04);
o	the Company estimates that consolidated OIBDA[4] annual growth in 2005 will be in the 23-26% range (14.3% in 1H05 vs. 1H04);
o	the Company anticipates that year-on-year growth in consolidated operating income[4] will be in the range of 10-13% in 2005 (-4.6% in 1H05 vs. 1H04);
o	the Company considers that consolidated capex, excluding the acquisition of licenses, will end 2005 at approximately €2,000MM.

[2]	Organic growth including the consolidation of Telefónica Móvil Chile and the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from 1 January 2004; and assuming constant exchange rates.
[3]	Operating cash flow = OIBDA–capex.
[4]	2005 forecasted revenue growth is based in €11,744MM revenues for 2004. In calculating our forecasts, operating income and operating income before depreciation and amortisation (OIBDA) exclude other unforeseen extraordinary charges and extraordinary revenues for 2005. In 2004, these totalled €100.2MM, and are therefore also excluded. Therefore, operating income and operating income before depreciation and amortisation used as a basis for the Company’s forecasts were €4,677.9MM and €3,154.9MM, respectively. Personnel and real estate restructuring costs are included as operating costs/revenues.

2005 April-June

Telefónica Móviles Results

Highlights regarding comparative information and changes in the consolidated Group:

•	On 23 July 2004, the company acquired 100% of Telefónica Móvil Chile. Since that date, Telefónica Móvil Chile has been integrated within Telefónica Móviles’ consolidation perimeter, through the full consolidation method.

•	Following the voluntary tender offers for Tele Sudeste Celular (TSD), Tele Leste Celular (TBE), Celular CRT (CRT) and Tele Centro Oeste (TCO) carried out by Brasilcel, directly and indirectly through its subsidiary Telesp Celular Participaçoes (TCP) in October 2004, Brasilcel’s stakes in the mentioned companies’ share capital have increased to: 90.9% in TSD, 50.6% in TBE, 65.9% in CRT, and TCP’s stake in TCO to 50.6%.

•	Following the acquisition of 100% of BellSouth Group’s stake in the mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, these companies have been integrated within the Telefónica Moviles’ consolidation perimeter since November 2004 through the full consolidation method.

•	The capital increase carried out by Telesp Celular Participaçoes (TCP) in January 2005 was fully subscribed for an amount of approximately 2,054MM reais. As a result of this transaction, the stake held by Brasilcel in TCP stands at 65.70%.

•	In January 2005 the acquisition of 100% of BellSouth Chile and BellSouth Argentina (Movicom) was completed. Since January 2005, these companies are integrated within the Group’s consolidation perimeter through the full consolidation method.

•	Following the tender offer launched for 0.1516% of Comunicaciones Móviles del Perú, S.A.’s share capital in April 2005, and concluded in May, Telefónica Móviles’s stake in the company increased to 99.89%.

In June 2005 the merger between Comunicaciones Móviles Perú, S.A. and Telefónica Móviles Perú, S.A.C. was carried out. Telefónica Móviles’s stake in the resulting company, Telefónica Móviles Perú, S.A., stands at 98.03%.

•	In April 2005, TES Holding, S.A., fully-owned by Telefónica Móviles, S.A., has acquired an additional stake in Telefónica Móviles El Salvador, S.A.. Following the acquisition, TES Holding, S.A. stake increased to 96.16%.

•	In April, Telefónica Móviles, via its wholly-owned subsidiary, TEM Puerto Rico Inc., carried out the conversion of the promissory notes representing 49.9% of the shareholder equity of the Puerto Rican operator, Newcomm Wireless Services Inc. This investment is provisioned in the Group financial statements. It did not carry out any cash outflow.

•	Following the acquisition of an additional 0.38% stake in Telefónica Móviles Panamá in June 2005, as a result of the tender offer launched in 2004, Telefónica Móviles’s stake increased to 99.95%.

The financial statements for fiscal year 2004 and 2005, and the corresponding comments regarding our operations included herein, reflect the current composition of Telefónica Móviles Group at each point in time. As a result, given the changes in the consolidation perimeter over the last 12 months, the consolidated results and those of some of our operators are not comparable between each period.

The main auditing firms have recently reached a consensus, on an international and local basis, which indicates that Venezuela does not meet the criteria established by International Financial Reporting Standards in order to be considered as an hyperinflationary economy. As a result of this statement, Telefónica Móviles has suspended the inflation adjustment of Telcel, its subsidiary in Venezuela, with retrospective application since January 1, 2005. The impact of this adjustment on 1H05 Results is not significant in terms of Revenue and OIBDA; the positive impact on financial results amounts to €13.7MM.

2005 April-June

Telefónica Móviles Results

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	June		Consolidation method

	2005	2004	2Q 2005	2Q 2004
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	50.00%	Proportional method	Proportional method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	98.03%	97.97%	Full consolidation	Full consolidation
T. Móviles México	92.00%	92.00%	Full consolidation	Full consolidation
TM Chile [2]	100.00%	—	Full consolidation	—
TEM El Salvador [3]	96.16%	90.26%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
Telcel (Venezuela) [4]	100.00%	—	Full consolidation	—
TEM Colombia [4]	100.00%	—	Full consolidation	—
TEM Guatemala y Cía. [4]	100.00%	—	Full consolidation	—
Otecel (Ecuador) [4]	100.00%	—	Full consolidation	—
TEM Panamá [4]	99.95%	—	Full consolidation	—
Abiatar (Uruguay) [4]	100.00%	—	Full consolidation	—
Telefonía Celular Nicaragua [4]	100.00%	—	Full consolidation	—
Radiocomunic. Móviles SA (Argentina) [4]	100.00%	—	Full consolidation	—
Telefónica Móviles Chile [4]	100.00%	—	Full consolidation	—
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	32.18%	32.18%	Equity method	Equity method
TM Interacciona	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.36%	13.36%	Equity method	Equity method
Mobipay International	50.00%	50.00%	Proportional method	Proportional method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation
Tempos 21 [5]	38.50%	—	Equity method	—

[1]	Joint Venture which fully consolidates Tele Sudeste Celular Participaçoes, Celular CRT Participaçoes, Tele Leste Celular Participaçoes, Telesp Celular Participaçoes. Telesp Celular Participaçoes fully consolidates Global Telecom Participaçoes and Tele Centro Oeste Participaçoes.
Stakes that Brasilcel consolidates in subsidiaries: Tele Sudeste Celular Participaçoes 91.1%; Telesp Celular Participaçoes Participaçoes 65.7%; Global Telecom Participaçoes 65.7%; CRT Celular Participaçoes 65.9%; Tele Leste Celular Participaçoes 50.6% and Tele Centro Oeste Participaçoes 33.3%.
[2]	After the acquisition of 100% of TM Chile, this company is fully consolidated from July 23rd.
[3]	After capitalising debt in TEM El Salvador in 2004, and the acquisition of additional stake in April 2005, TEM Group has increased its stake up to 96.16%.
[4]	After the acquisition of BellSouth’s mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, these companies are included within Group’s consolidation perimeter by full consolidation from November 2004, and Argentina y Chile from January 2005.
[5]	In June 2005, with effect from January 2005, Tempos 21 is integrated within Telefónica Móviles’ consolidation perimeter through the equity method.

2005 April-June

Telefónica Móviles Results

This document contains financial information/data reported under IFRS. These data are preliminary, as only full compliance with International Financial Reporting Standards issued at 31/12/2005 is required, unaudited, and thus, being subject to potential future modifications. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 full year consolidated financial statements and, consequently, does not represent a complete and final adoption of these regulations.

Consolidated Income Statement

Unaudited figures

		In million Euros

	January - June			April - June

	2005	2004	% Change	2005	2004	% Change
Revenues	7,759.8	5,354.9	44.9%	4,084.0	2,716.4	50.3%
Operating income before D&A (OIBDA)	2,578.8	2,236.2	15.3%	1,260.9	1,129.4	11.6%
Operating income (OI)	1,484.7	1,541.1	-3.7%	694.3	784.5	-11.5%
Income before taxes	1,320.1	1,399.4	-5.7%	612.3	668.5	-8.4%
Income from continuing operations	923.3	922.1	0.1%	491.9	468.4	5.0%
Net income	927.8	922.4	0.6%	495.7	474.2	4.5%
Operating Cash Flow [1]	1,770.9	1,752.4	1.1%	764.3	858.7	-11.0%
Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	0.21	€0.21	€0.6%	0.11	€0.11	€4.5%
OpCF per share [2]	0.41	€0.40	€1.1%	0.18	€0.20	€-11.0%
Dividend per share	0.193	€0.184	€5.0%	0.193	€0.184	€5.0%

1	Operating Cash Flow = OIBDA - Capex
2	Operating Cash Flow per share

The Group’s financial and operating performance in 2Q05 was heavily impacted by the launch in April of the new movistar brand in 13 countries -which led to a sharp increase in commercial initiatives- and the increased commercial activity typical of the quarter. This came amid intense competition in all markets.

Telefónica Móviles’s commercial activity increased significantly in 2Q05, with more than 10.6MM gross adds and 5.4MM5 net adds (3MM in 1Q05).

Strong activity registered in all its markets enabled Telefónica Móviles to end June with a managed customer base of 86.5MM (+55.5% vs. 2Q04 and +6.2% vs. 1Q05).

The positive performance of net adds by TME (304 thousands customers), which more than tripled those of 1Q05 and mark the first results of the new commercial initiatives undertaken by the Company since April, is to be highlighted.

The Latin American operators achieved net adds of 4.8MM5 in 2Q05, 86% more than in 1Q05.

Of the total managed customer base, 63.7MM correspond to Latin American operators, 19.4MM to TME and over 3.4MM to Medi Telecom (Morocco).

Key aspects of the 2Q05 results are as follows:

•	Acceleration in year-over-year growth in revenues from 1Q05, to €7,760MM in 1H05, with a 44.9% growth vs. 1H04 and 50.3% growth in 2Q05 vs. 2Q04. Organic

5	Excludes the adjustment of 300,000 inactive lines in Mexico, not longer considered in the reported customer base.
6	Organic growth including the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from 1 January 2004; and assuming constant exchange rates.

2005 April-June

Telefónica Móviles Results

growth6 of consolidated revenues was 15.8% vs. 1H04.

The increase in revenues was underpinned by solid growth in service revenues, which increased 46.0% year-on-year in 2Q05 and totalled €6,667MM in 1H05 (+43.5% vs. 1H04).

Handset sales totalled €618MM in 2Q05 and €1,093MM in 1H05, with year-over-year increases of 80.9% and 54.2%, respectively, driven by the increased commercial activity.

TME continues to deliver solid growth in revenues, mostly on the back of higher traffic, which led to a 7.8% rise in service revenues in 2Q05 vs. 2Q04 and an annual 7.3% increase in the first six months of the year. In all, TME obtained revenues of €4,295MM in 1H05 (+8.4% vs. 1H04).

The consolidated Latin American operators recorded operating revenues of €3,474MM in 1H05 (+150%), representing 45% of the Group total revenues (26% in 1H04). Organic growth7 of operating revenues from Latin America was 27.0% vs. 1H04.

•	Consolidated operating income before depreciation and amortisation (OIBDA) of €1,261MM in 2Q05 (+11.6% vs. 2Q04) and €2,579 in 1H05 (+15.3% vs. 1H04). This performance was impacted by the launch of the new movistar brand in 13 countries in April, higher commercial costs deriving from the increased activity amid fierce competition and non-recurrent costs related to the integration of some Latin American operators. Excluding the costs associated with the launch of the brand (€75MM in 1H05) and integration expenses (€14.8MM in 1H05), consolidated OIBDA would have increased by 18.5% year-over-year in 2Q05 and 19.3% in 1H05.

Organic growth7 of consolidated OIBDA stood at -3.0% year-over-year (practically stable excluding the impact of the rebranding and integration costs), driven by the strong commercial activity.

The consolidated OIBDA margin in 1H05 was 33.2% (30.9% in 2Q05).

OIBDA at TME in 2Q05 was €960MM (-7.3% vs. 2Q04), leaving an OIBDA margin of 43.3%. Stripping out the impact of the rebranding, the OIBDA margin would have been 45.1% in 2Q05 and 46.3% in 1H05.

OIBDA for the consolidated Latin American subsidiaries, in euros, reached €330MM in 2Q05 and €683MM in 1H05, and was heavily affected by the factors already mentioned (i.e. strong commercial activity and non-recurrent integration costs). Commercial costs represented 30.2% of service revenues in 2Q05 and 23.7% in 1H05. In organic terms7, OIBDA from these operators increased by 2.2% vs. 1H04.

Regarding the rest of the main line items, we would highlight:

•	Increase in depreciation (+57% vs. 1H04) primarily due to changes to the Group’s consolidation perimeter, including €153MM of amortisation of intangible assets in 1H05, related to the acquisition of Telefónica Móvil Chile and of the 10 Latin American operators acquired from BellSouth in 2004 and early 2005.

At the end of 2Q05, the allocation of the purchase price of the operators acquired from BellSouth in Argentina and Chile in January was carried out. Appraisals carried out have led to the allocation of €86MM to customers. The remaining €655MM were recorded as goodwill.

This allocation was carried out based on the preliminary conclusions drawn from appraisals made by third-party independent experts.

•	Improvement in income from associated companies, as net losses from companies consolidated by the equity method declined by 50.5% (-€10.8MM in 1H05 vs. -€21.7MM in 1H04). Losses attributable to the Group from its stake in IPSE 2000 were 10% lower than in 1H04, while Médi Telecom has a positive contribution to the Group’s results in 1H05.

•	Higher negative net financial results, showing a 28% growth vs. 1H04, but substantially lower than the increase in

7 Organic growth  including the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from 1 January 2004; and assuming constant exchange rates.

2005 April-June

Telefónica Móviles Results

the average balance of net debt in the period (+95%).

Consolidated net financial debt was impacted by the acquisitions made in 2H04 and January 2005 (Telefónica Móvil Chile, BellSouth’s Latin American operators and the voluntary tender offers for shares in Brasilcel’s subsidiaries). Moreover on June 15th the dividend payment approved by the Shareholders Meeting (€836MM) was made.

Finally, in the transition to the IFRS accounting standards, the four largest auditing firms have recommended that the “put” options granted to minority shareholders be accounted for as debt at the nominal value of such option. This represents a increase in debt of €147MM corresponding to the “put” granted to the minority shareholder in Telefónica Móviles México.

At the end of 1H05 consolidated net debt stood at €10,069MM (vs. €5,104MM in 1H04), while proportional net debt stood at €10,236MM (vs. €5,805.4MM in 1H04).

•	30.1% effective tax rate, mainly affected by the application of certain allowances for export activities credited by Telefónica Móviles, although the fact that there is no fiscal consolidation in various countries in Latin America has a negative effect, increasing the marginal rate.

•	Net income totalled €927.8MM in 1H05 (€922.4MM in 1H04).

Consolidated capex in 1H05, excluding licenses, totalled €808MM. €39.1MM were recorded in 1H05 for the acquisition of licenses in Mexico.

2005 April-June

Telefónica Móviles Results

Market Size

							In thousands

		Total [1] June			Managed [2] June			Equity [3] June

	2005	2004	% Change	2005	2004	% Change	2005	2004	% Change
Spain and Mediterranean Basin
Subscribers	22,821	20,787	9.8%	22,821	20,787	9.8%	20,489	19,330	6.0%
Latin América [4]
Subscribers	63,677	32,110	98.3%	63,677	34,848	82.7%	43,469	14,671	196.3%
TOTAL
Subscribers	86,498	52,897	63.5%	86,498	55,636	55.5%	63,958	34,001	88.1%

1	Total customers from all operators in which Telefónica Móviles holds an economic participation. In June 2004, excludes Chile.
2	In June 2004, total subscribers plus the subscribers of TM Chile which was managed by Telefónica Móviles.
3	Total subscribers weighted by the economic interest held in each company. In June 2004, excludes Chile.
4	For comparison purposes, since the cancellation of Movistar Puerto Rico’s management contract, its subscriber base is excluded from the Group subscriber base. 1H05 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

Results by geographic regions

Unaudited figures

											In million Euros

	REVENUES						OPERATING INCOME BEFORE D&A

	January - June			April - June			January - June			April - June

	2005	2004	% Change	2005	2004	% Change	2005	2004	% Change	2005	2004	% Change
Spain	4,294.8	3,963.1	8.4%	2,219.7	2,007.4	10.6%	1,946.6	2,025.3	-3.9%	960.1	1,035.3	-7.3%
Latin America	3,474.5	1,390.4	149.9%	1,871.8	708.4	164.2%	683.3	245.5	178.3%	330.3	110.9	198.0%
Brazil	836.4	723.1	15.7%	465.6	371.8	25.2%	235.9	260.1	-9.3%	94.0	117.6	-20.1%
Northern Region	596.9	404.0	47.8%	283.0	199.4	41.9%	-27.8	-69.0	-59.6%	-7.7	-28.0	-72.5%
Andean Region	1,294.1	116.0	n.c.	728.3	59.9	n.c.	339.0	30.0	n.c.	169.8	15.7	n.c.
Southern Cone	747.2	147.4	n.c.	394.9	77.4	n.c.	136.1	24.4	n.c.	74.2	5.5	n.c.
Rest and intragroup sales	-9.5	1.4	c.s.	-7.5	0.6	c.s.	-51.0	-34.5	47.8%	-29.5	-16.8	76.2%

TOTAL	7,759.8	5,354.9	44.9%	4,084.0	2,716.4	50.3%	2,578.8	2,236.2	15.3%	1,260.9	1,129.4	11.6%

The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

2005 April-June

Business Performance by Geographic Region

Spain

	June

	2005	2004	% Change
Total subscribers (thousands)	19,382	18,639	4.0%
Prepaid	9,529	10,034	-5.0%
Contract	9,852	8,605	14.5%

Unaudited figures (million Euros)

	January - June				April - June

	2005	2004	% Change		2005	2004	% Change
Revenues	4,295	3,963	8.4%		2,220	2,007	10.6%
Operating income before D&A (OIBDA)	1,947	2,025	-3.9%		960	1,035	-7.3%
OIBDA margin	45.3%	51.1%	-5.8	p.p.	43.3%	51.6%	-8.3	p.p.
Capex	308	268	14.9%		173	131	32.0%

Split of Revenues (% over total)

	January - June		April - June

	2005	2004	2005	2004
Customer revenues	66%	65%	65%	66%
Interconnection	18%	19%	18%	19%
Handset sales	13%	12%	14%	11%
Roaming-in	3%	3%	3%	3%
Other	1%	1%	0%	1%

By the end of June the Spanish market had grown to an estimated 41MM lines, with year-over-year growth of 10%, equivalent to a penetration rate of 92%.

Against a backdrop where intense market competition remains, TME rolled out a series of commercial initiatives in 2Q05 that are starting to have a positive effect on the Company’s business metrics and market positioning, and which obviously have an impact on commercial costs.

At the end of June the Company had 19.4MM customers (a rise of 4% year-over-year).

Net adds in 2Q05 (more than 304 thousand customers) tripled those in 1Q05 and reached levels not seen since the end of 2003. This has been the first time in the Company’s history that net adds were higher in the second quarter than in the first.

The significant improvement in churn rate is one of the factors contributing most to this positive performance. The upward trend shown by TME’s churn rate since the beginning of 2004 has eased considerably and stabilised in 2Q05, to a rate only 0.07 p.p. higher than 2Q04, and falling 13% vs. 1Q05, to 1.7% in 2Q05.

We would highlight the Company’s increased efforts on customer loyalty in 2Q05, based on campaigns rewarding customers’ loyalty according to the length of time they have been with TME and offering favourable conditions for handset upgrades in exchange for a permanence commitment. In 2Q05 TME carried out close to 1.4MM handset upgrades – being the highest ever level recorded in a quarter.

Also, gross adds in 2Q05, approximately 1.3MM, reached levels which had not been met since the end of 2001, with commercial actions carried out by the Company in 2Q05 surpassing 2.9MM.

Moreover, as a further indication of the improvement in TME’s competitive drive, we note that the net portability balance obtained in June is the highest in the Company’s history (+33,000), and was mirrored by net customer losses at both of TME’s competitors. The net figure recorded by TME in 2Q05 stands at +16,000 lines.

The different commercial initiatives around the new pricing schemes launched by the Company in 2Q05, which have proved extremely popular with customers, have played an important role in this commercial performance.

2005 April-June

Business Performance by Geographic Region

More than 2.5MM customers have subscribed to “Mi Favorito” (My favourite number), a pioneer offer in the Spanish market of €1 cent per minute. This initiative has both stimulated usage and had a significant positive impact on churn rate of those customers who have signed-up. Also, by the end of June close to a million customers had subscribed to “Mis Cinco” (My five numbers), an offer launched in mid-May with reduced prices for voice traffic, SMS and video telephony services with five selected movistar numbers (or four movistar numbers and one fixed number).

All this has led to a significant increase in TME customers’ usage, with MOU of 154 minutes in 2Q05, the highest ever figure in TME’s history and 17% higher than in 2Q04. MOU in 1H05 stood at 144 minutes (+16% vs. 1H04). Thus, total traffic carried on the Company’s networks in 2Q05 stood at over 13,000MM, 24% more than in 2Q04.

Regarding this increase in traffic, we would point out that the quality indices of the Company’s network have not been affected in any way and are actually showing an improvement relative to last year.

This strong increase in customer usage is reflected in the performance of voice ARPU, which stood at €31.6 in 2Q05 (+9.4% vs. 2Q04) and at €30.0 in 1H05 (+10.5% vs. 1H04). Excluding the impact of traffic promotions, year-over-year growth in voice ARPU would have been 5.1% in 2Q05 and 4.4% in 1H05.

The initiatives to increase traffic are not limited to voice services. In 2Q05 TME renewed its entire range of data services to access the Internet, Intranet and email on mobility, through significant price discounts. In such way, TME is promoting the usage of internet at broadband speed, and stands as the operator with the greatest variety and best 3G rates in the Spanish mobile market. Also, TME is the first operator in Spain and one of the first in the world to give a demonstration of HSDPA (High Speed Downlink Packet Access) technology in a real environment.

In all, data ARPU stood at €4.4 in 2Q05 (+5.1% vs. 2Q04 and +5.6% excluding traffic promotions). The performance of this ratio has been shaped by the substitution effect the increase in voice usage has had on P2P short messages. Excluding revenues from these services, other data revenues recorded a sharp rise (43% in 1H05 vs. 1H04).

TME’s total ARPU was €36 in 2Q05, an increase of 8.9% vs. 2Q04, and €34.5 in 1H05 (+10.3% vs 1H04). Excluding promotions, ARPU would have stood at 33.3€ in 2Q05 (+5.1% vs. 2Q04) and at 32.5€ in 1H05 (+4.7% vs. 1H04).

Highlights of TME’s financial results include:

•	Revenues in 2Q05 showed an acceleration in the year-over-year growth rate (+11% vs. 2Q04) standing at €2,220MM, to €4,295MM in 1H05 (+8.4% vs 1H04).

This solid growth in revenues is driven by the strong increase in service revenues, which show a 7.8% increase in 2Q05 vs. 2Q04 (+6.7% in 1Q05/1Q04), totalling €3,733MM in 1H05 (+7.3% vs. 1H04), in spite of the stronger efforts on customer loyalty programs and price reductions.

Handset revenues, impacted by the increase in commercial activity, were just over €300MM in 2Q05 (+32% vs. 2Q04) and €561MM in 1H05 (+16% vs. 1H04).

•	The aforementioned increase in commercial activity, brings together an increase in the weight of commercial costs (including SAC, SCR and advertising) over total revenues ex-loyalty points to 19.3% in 2Q05 (+8.5 p.p. vs. 2Q04) and 16.8% in 1H05 (+6.2 p.p. vs. 1H04).

•	OIBDA stood at €960MM in 2Q05, lower than in 2Q04. The OIBDA margin stood at 43.3% in 2Q05 and 45.3% in 1H05. Stripping out the impact of rebranding , the margin would have reached 45.1% and 46.3% in 1H05.

•	Capex totalled €173MM in 2Q05, and €308MM in 1H05.

•	The Company reiterates its targets for year-end 2005, estimating a year-over-year growth in revenues over 6%, leading to an OIBDA margin in the 45%-49% range.

•	Finally, in June TME was granted a 4Mhz block in the GSM 900 band in the tender awarded by the Ministry for Industry, Tourism and Commerce to grant three concessions for spectrum for the provision of GSM mobile telephony services in the 900 MHz band. TME plans to use this additional spectrum both to complete its GSM network in terms of coverage and capacity and to enhance the quality of its service.

2005 April-June

Business Performance by Geographic Region

Morocco

Medi Telecom’s customer base ended June at over 3.4MM (+60.1% year-over-year), with net adds of 219 thousand customers in 2Q05.

Regarding financial results, revenues continue to perform well in 2Q05, with a year-over-year increase of 24% in euros in 1H05 to €187MM.

OIBDA stood at €70MM (+12% vs. 1H04), with an OIBDA margin of 38% in 1H05 (42% in 1H04), impacted by the strong activity seen in the first six months of the year (net adds of 516 thousand customer vs. 89 thousand in 1H04).

2005 April-June

Business Performance by Geographic Region

Latin America

	June

	2005	2004	% Change
Total subscribers (thousands) [1]	63,677	34,848	82.7%
Prepaid	50,674	28,140	80.1%
Contract	12,018	6,709	79.1%
Fixed Wireless	985	0	n.s.

Unaudited figures (million Euros)

	January - June				April - June

	2005	2004	% Change		2005	2004	% Change
Revenues	3,474	1,390	149.9%		1,872	708	164.2%
Operating income before D&A (OIBDA)	683	245	178.3%		330	111	198.0%
OIBDA margin	19.7%	17.7%	2.0	p.p.	17.6%	15.6%	2.0	p.p.
Capex	499	215	132.2%		323	139	131.7%

[1]	1H05 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.
The year-over-year comparison is affected by the incorporation of TM Chile from August 2004 and the operators acquired from BellSouth in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in November 2004 and Argentina and Chile in January 2005.

Brazil

	June
	2005	2004	% Change
Total subscribers (thousands)	28,446	23,514	21.0%
Prepaid	22,935	18,641	23.0%
Contract	5,511	4,873	13.1%

Unaudited figures (million Euros)

	January - June						April - June
	2005	2004	% Change		% Change in local currency		2005	2004	% Change
Revenues	836	723	15.7%		4.6%		466	372	25.2%
Operating income before D&A (OIBDA)	236	260	-9.3%		-18.0%		94	118	-20.1%
OIBDA margin	28.2%	36.0%	-7.8	p.p.	-7.8	p.p.	20.2%	31.6%	-11.5	p.p.
Capex	166	71	133.5%				90	52	72.0%

The Brazilian market recovered its accelerated pace of growth in 2Q05, driven by two of the main commercial campaigns in the year: Mothers’ Day in May and Dia dos Namorados (Brazil’s St. Valentine’s Day) in June.

Thus, in comparison to a 9% year-over-year in total net adds in the market to March, year-over-year growth in 2Q05 stood at 40%. This implies a penetration rate of 41.1% (44.5% in Vivo’s areas of operation), much higher than the 38% in March and 30% in June 04.

In this context of operations, in which all competitors have increased their commercial aggressiveness, with renewed pressure on the contract segment as a clear differential factor vs. year 2004, Vivo continues to focus on high-value customer acquisition and retention, repositioning its top and medium range handsets and increasing the variety of its portfolio. This strategy, coupled with the promotion of prepaid to contract migrations, has led to a continued increase in net adds in the contract segment (with more than 200 thousand customers in 2Q05 compared to 122 thousand in 1Q05 and 30 thousand in 2Q04).

In the prepaid segment, the Company’s efforts to establish more rational competitive conditions in the market by raising entry barriers at periods of lower commercial activity, have not been followed by its competitors, who have even launched more aggressive campaigns.

In 2Q05, Vivo’s commercial activity showed a marked increase, with net adds in the period close to 1.49MM (3.6 times higher than 1Q05). At the end of June Vivo’s customer base was 28.45MM (+21% vs. 1H04), with an estimated average market share in its areas of operation of 47.6%.

As for customer usage, total MOU in 1Q05 was 79 minutes (90 minutes in 1Q04), impacted by the performance of incoming MOU. Total ARPU for the quarter stood at 28.6 reais (33.3 reais in 2Q04)

2005 April-June

Business Performance by Geographic Region

Regarding Vivo’s financial results, 1H05 revenues grew 5% year-over-year in local currency, in line with the growth of service revenues (+5%).

The performance of revenues from outgoing traffic continues to be affected, among other factors, by Vivo’s repositioning of prices in the contract segment due to greater pressure on prices from competitors (“right planning”, leading to a significant reduction in ARPM for this segment). On the contrary, we would highlight the positive performance of outgoing service revenues in the prepaid segment.

In addition, data revenues are showing solid year-over-year growth (+46% vs. 1H04) driven by the increase in downloads and WAP traffic.

Incoming revenues were also negatively affected by lower F2M traffic. We also note that the increase in interconnection tariffs for 2005 was not implemented until mid year (interconnection revenues account for roughly 40% of Vivo’s total revenues)

Year-over-year OIBDA evolution in 2Q05 (-20.1% in euro terms) was impacted by the performance of service revenues and higher costs derived from the strong increase in commercial activity in the quarter, with the mentioned lower entry barriers for prepaid contracts during the Mother’s Day and Dia dos Namorados campaigns being added to higher aggressiveness in the contract segment. Furthermore, the strong competitive environment led to a strong rise in customer care costs in 1H05 (mainly call centre activities).

The OIBDA margin after management fees stood at 20.2% in 2Q05 (28.2% in 1H05).

Finally, capex in 1H05 stood at €166MM, driven by increased capacity on the operators’ networks and by the ongoing rollout of Vivo’s 1xRTT and EV-DO networks.

Northern Region

	June

	2005	2004	% Change
Total subscribers (thousands) [1]	8,294	4,611	79.9%
Prepaid	7,639	4,271	78.9%
Contract	512	340	50.5%
Fixed Wireless	143	0	n.c.

Unaudited figures (million Euros)

	January - June				April - June

	2005	2004	% Change		2005	2004	% Change
Revenues	597	404	47.8%		283	199	41.9%
Operating income before D&A (OIBDA)	-28	-69	-59.6%		-8	-28	-72.5%
OIBDA margin	-4.7%	-17.1%	12.4	p.p.	-2.7%	-14.0%	11.3	p.p.
Capex	66	78	-15.7%		42	50	-15.9%

[1]	1H05 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.
The year-over-year comparison is affected by the incorporation of the operators acquired from BellSouth in Guatemala, Panama and Nicaragua in November 2004.

Mexico

	June

	2005	2004	% Change
Total subscribers (thousands) [1]	5,847	4,080	43.3%
Prepaid	5,592	3,862	44.8%
Contract	255	218	17.1%

Unaudited figures (million Euros)

	January - June						April - June
	2005	2004	% Change		% Change in local currency		2005	2004	% Change
Revenues	371	319	16.2%		20.5%		161	155	3.9%
Operating income before D&A (OIBDA)	-97	-82	18.7%		23.0%		-48	-35	37.4%
OIBDA margin	-26.1%	-25.6%	-0.5	p.p.	-0.5	p.p.	-29.9%	-22.6%	-7.3	p.p.
Capex	32	49	-35.1%				21	23	-11.4%

[1]	1H05 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

2005 April-June

Business Performance by Geographic Region

During the last quarters Telefónica Móviles México’s commercial activity increased significantly, boosted by commercial campaigns with lower entry barriers compared to those of its main competitor. Total gross adds in 4Q04 and 1Q05 were over 3MM, underpinned by the Christmas and The Three Kings’ Day campaigns. This figure represented a significant percentage of the Company’s overall customer base, which at the end of 3Q04 was slightly below the 4.5MM mark.

After verifying that some of these new lines were inactive, the company is not longer including 300,000 inactive prepaid lines in the reported customer base and in the calculation of its business metrics. This will allow to more accurately monitor the fundamental business ratios and the real contribution of customers to revenue generation.

It should be pointed out that this decision has no impact on the economic and financial results of the Company.

After taking into consideration this adjustment, TMM ended June with 5.85MM customers, with GSM customers accounting for 81% of the total.

Excluding this adjustment, net adds in the quarter would have been 86,000.

TMM is reinforcing the skills of its distribution channel to increase its efficiency. The company is also enhancing its commercial strategy to reduce churn, adjusting its entry barriers and enhancing its credit scoring methods.

MOU in 2Q05 stood at 47 minutes, while ARPU was 144 Mexican pesos.

Year-over-year performance of traffic and revenue is affected by regulatory aspects, such as the 10% reduction in interconnection tariffs as of January 2005, as well as the mandatory charge information on voice mail service introduced by the regulator in April. As it was seen in other Group operators, and became clear in May and June in Mexico, customers’ initial reaction has been negative, leading to a significant reduction in revenues from this line. On the other hand, with the intention to promote the use of this service, the Company has stopped charging customers for retrieving voice messages.

Revenues in local currency rose 20.5% year-over-year in 1H05 vs. 1H04. The slowdown in growth compared to 1Q05 is explained by the performance of service revenues (+4.5% vs. 2Q05; +27% in 1Q05/1Q04) due to the factors mentioned above regarding incoming revenues. Interconnection and voice mail revenues represented 42% of TMM’s service revenues in 2Q05. In 2Q05, such revenues declined 18% vs. 1Q05.

The higher commercial costs and the regulatory measures aforementioned had a negative impact on OIBDA losses, which were €97MM in 1H05.

The lower revenue growth compared to the Company’s initial estimates –deriving from the higher churn and recent changes in the regulatory environment– will lead to OIBDA losses in 2005 in local currency in line with last year levels (2,110MM Mexican pesos).

On the other hand, TMM’s GSM network now reaches 339 cities (279 at the end of March). Total capex for the quarter was €32MM.

In addition, TMM was awarded an additional spectrum in the 1900 MHz band in the auction that took place in April. Thus, TMM now has between 30 and 60 MHz in regions 1 to 8, and a total of 40 MHz in region 9 (Mexico City).

The cost of these licenses –calculated as the net present value of payments to be carried out in the next 20 years– will be recorded as investment in licenses in 2005 (€123MM) and will not represent a cash outflow this year (except €8.3 MM).

2005 April-June

Business Performance by Geographic Region

Andean Region

	June

	2005	2004	% Change
Total subscribers (thousands)	14,670	1,795	n.c.
Prepaid	11,685	1,478	n.c.
Contract	2,348	318	n.c.
Fixed Wireless	637	0	n.c.

Unaudited figures (million Euros)

	January - June			April - June

	2005	2004	% Change	2005	2004	% Change
Revenues	1,294	116	n.c.	728	60	n.c.
Operating income before D&A (OIBDA)	339	30	n.c.	170	16	n.c.
OIBDA margin	26.2%	25.9%	n.c.	23.3%	26.3%	n.c.
Capex	139	5	n.c.	99	2	n.c.

The year-over-year comparison is affected by the incorporation of the operators acquired from BellSouth in Venezuela, Colombia, Peru and Ecuador in November 2004.

Venezuela

June

2005
Total subscribers (thousands)	5,197
Prepaid	4,310
Contract	326
Fixed Wireless	562

Unaudited figures (million Euros)

	January - June	April - June

	2005	2005
Revenues	635	374
Operating income before D&A (OIBDA)	255	148
OIBDA margin	40.1%	39.6%
Capex	36	22

Commercial activity in TM Venezuela in 2Q05 was strongly affected by the advertising campaigns and traffic promotions around the launch of the new brand and Mother’s Day.

TM Venezuela continues to lead in capturing growth in the market, with net adds in 2Q05 reaching 603 thousand customers, more than doubling 1Q05 figures. As a result, TM Venezuela’s customer base at the end of June stood at around 5.2MM.

Revenues in 1H05 were €635MM, with a favourable evolution supported by the growth of the customer base, the increase in traffic and the strong advance in data revenues.

The increase in revenues is reflected in OIBDA which stood at €255MM in 1H05, with a solid OIBDA margin of 40%.

2005 Group guidance was established assuming inflation adjustment in Venezuela. The impact of this adjustment in our guidance was estimated at around €80MM in terms of higher revenues and €30MM of higher OIBDA. 2005 figures do not longer include inflation adjustment in Venezuela.

2005 April-June

Business Performance by Geographic Region

Colombia

June

2005
Total subscribers (thousands)	4,757
Prepaid	3,620
Contract	1,137

Unaudited figures (million Euros)

	January - June	April - June

	2005	2005
Revenues	348	191
Operating income before D&A (OIBDA)	17	-14
OIBDA margin	4.8%	-7.4%
Capex	82	62

The mobile market in Colombia has maintained its solid pace of growth along 2Q05. This was driven by the higher commercial activity of Telefónica Móviles gathered around the launch of the new brand in April, as well as by increased competitive pressures during the Mother’s Day campaign at the beginning of May, reflected in reduced entry barriers in the prepaid segment by all market players.

This brought the estimated penetration rate to 34% at the end of June (vs. 27% in March).

Within these market conditions, net adds for TM Colombia in 2Q05 surpassed the one million mark (2.6 times higher than in 1Q05), bringing the total customer base at the end of June to 4.76MM.

As regards financial results, revenues showed solid growth (+16.4% vs. 1Q05 in local currency), driven by the increase in traffic from the larger customer base.

In addition, the rise in commercial costs due to the sharp acceleration in commercial activity in the quarter has heavily impacted OIBDA, leading to a negative OIBDA margin in 2Q05 to end the first six months of the year at 4.8%.

Finally, capex for 1H05 stood at €82MM, reflecting the effort associated with the rollout of the GSM network. Commercial launch is expected to take place next quarter.

Peru

	June

	2005	2004	% Change
Total subscribers (thousands)	3,058	1,795	70.3%
Prepaid	2,437	1,478	64.9%
Contract	548	318	72.5%
Fixed Wireless	73	0	n.c.

Unaudited figures (million Euros)

	January - June						April - June
	2005	2004	% Change		% Change in local currency		2005	2004	% Change
Revenues	172	116	48.0%		45.3%		89	60	48.5%
Operating income before D&A (OIBDA)	55	30	84.2%		80.9%		29	16	86.2%
OIBDA margin	32.2%	25.9%	6.3	p.p.	6.3	p.p.	32.9%	26.3%	6.7	p.p.
Capex	10	5	87.7%				6	2	173.6%

The year-over-year comparison is affected by the incorporation of the Peruvian operator acquired from BellSouth in November 2004

In 2Q05, Telefónica Móviles Peru continued to focus on high-value customer acquisition and retention, allowing to maintain an increasing trend in net adds in the contract segment, which accounted for a third of total net adds for the quarter. As a result, at the end of

2005 April-June

Business Performance by Geographic Region

June 2005 Telefónica Móviles Peru customer base stood at around 3.1MM.

As regards financial results, revenues for the operations in Peru totalled €172MM in 1H05, with OIBDA of €55MM.

We would highlight the increase in operating margin in 2Q05 vs. 1Q05 (32.9% vs.31.5%), despite the increased effort in advertising around the launch of the new brand.

Southern Cone Region

	June

	2005	2004	% Change
Total subscribers (thousands)	12,267	4,928	n.c.
Prepaid	8,415	3,750	n.c.
Contract [1]	3,648	1,178	n.c.
Fixed Wireless	204	0	n.c.

Unaudited figures (million Euros)

	January - June			April - June

	2005	2004	% Change	2005	2004	% Change
Revenues	747	147	n.c.	395	77	n.c.
Operating income before D&A (OIBDA)	136	24	n.c.	74	6	n.c.
OIBDA margin	18.2%	16.5%	n.c.	18.8%	7.1%	n.c.
Capex	127	60	n.c.	92	35	n.c.

1	Includes customers with an “Ahorro” contract, who prepay a monthly fee
The year-over-year comparison is affected by the incorporation of TM Chile in August 2004 and the operators acquiered from BellSouth in Uruguay in November 2004, and in Argentina and Chile in January 2005.

Argentina

	June

	2005	2004	% Change
Total subscribers (thousands)	6,731	2,189	n.c.
Prepaid	3,786	1,456	n.c.
Contract [1]	2,741	733	n.c.
Fixed Wireless	204	0	n.c.

Unaudited figures (million Euros)

	January - June						April - June
	2005	2004	% Change		% Change in local currency		2005	2004	% Change
Revenues	441	147	199.5%		214.0%		236	77	205.3%
Operating income before D&A (OIBDA)	50	24	104.1%		114.0%		25	6	360.5%
OIBDA margin	11.3%	16.5%	-5.3	p.p.	-5.3	p.p.	10.7%	7.1%	3.6	p.p.
Capex	63	60	5.4%				47	35	33.8%

[1]	Includes customers with an “Ahorro” contract, who prepay a monthly fee
The year-over-year comparison is affected by the incorporation of the Argentinean operator acquired from BellSouth in January 2005

The Argentine cellular market continued to be one of Group’s main drivers of customer growth in 2Q05, with a strong rhythm in commercial activity driven, as in the rest of Latin America, by the launch of the new brand in April.

Net adds in 2Q05 rose by close to 40% year-over-year, to over 576 thousand customers. The total customer base at the end of June stood at 6.7MM customers, of which the contract segment accounted for more than 40%.

GSM customers already represented 34% of the total customer base.

Regarding financial results, service revenues from our operations in Argentina, driven by ARPU growth, show a 5.4% rise in 2Q05 vs. 1Q05 in local currency.

2005 April-June

Business Performance by Geographic Region

The combination of higher costs associated with the strong level of commercial activity in the quarter, persistent competitive pressure from other operators, and the launch of the new brand, impacted the OBIDA margin, which stood at 10.7% in 2Q05. Moreover, integration costs for the country’s two operators must be taken into account. Thus, the OIBDA margin was 11.3% in 1H05.

Finally, capex in 1H05 stood at €63MM, driven by the ongoing rollout of the GSM network, especially in the north of the country.

Chile

June

2005
Total subscribers (thousands)	5,257
Prepaid	4,406
Contract	851

Unaudited figures (million Euros)

	January - June	April - June

	2005	2005
Revenues	288	149
Operating income before D&A (OIBDA)	83	48
OIBDA margin	28.7%	32.0%
Capex	51	38

Telefónica Móviles Chile customer base stood at 5.3MM in June 2005, with net adds in 2Q05 of 350 thousand customers (practically double the figure in 1Q05, due once again to the commercial effort along April based on the launch of the new brand).

With regard to financial results, the increase in both the customer base and traffic continue to drive revenue growth, which stood at €288MM in 1H05. Despite the increase in commercial activity, the OBIDA margin reached 32.0% in 2Q05 (25.1% in 1Q05) and 28.7% in 1H05. This lead to OIBDA amounting to €83MM in 1H05. It should be considered that margins are affected by the non-recurrent integration costs for the country’s two operators.

2005 April-June

Appendix

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures

					In million Euros

	January - June			April - June

	2005	2004	% Change	2005	2004	% Change
Revenues	7,759.8	5,354.9	44.9%	4,084.0	2,716.4	50.3%
Internal expenditure capitalized in fixed assets (1)	52.1	31.8	63.9%	31.0	20.5	50.8%
Operating expenses	(5,222.6)	(3,139.6)	66.3%	(2,839.7)	(1,636.9)	73.5%
Supplies	(2,632.0)	(1,529.1)	72.1%	(1,421.1)	(804.3)	76.7%
Personnel expenses	(392.0)	(247.5)	58.4%	(191.7)	(128.3)	49.4%
Subcontracts	(2,038.5)	(1,280.4)	59.2%	(1,137.4)	(659.5)	72.5%
Taxes	(160.1)	(82.6)	93.7%	(89.5)	(44.8)	99.8%
Other net operating income (expense)	(11.3)	(12.6)	-10.0%	(14.9)	27.9	c.s.
Gain (loss) on sale of fixed assets	0.8	1.7	-50.4%	0.5	1.5	-63.3%
Impairment of goodwill and other assets	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	2,578.8	2,236.2	15.3%	1,260.9	1,129.4	11.6%
Depreciation and amortization	(1,094.2)	(695.1)	57.4%	(566.5)	(344.9)	64.3%
Operating income	1,484.7	1,541.1	-3.7%	694.3	784.5	-11.5%
Profit from associated companies	(10.8)	(21.7)	-50.5%	(2.2)	(9.2)	-76.1%
Net financial income (expense)	(153.9)	(120.0)	28.2%	(79.8)	(106.8)	-25.2%
Income before taxes	1,320.1	1,399.4	-5.7%	612.3	668.5	-8.4%
Income taxes	(396.7)	(477.3)	-16.9%	(120.4)	(200.2)	-39.8%
Income from continuing operations	923.3	922.1	0.1%	491.9	468.4	5.0%
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	4.4	0.3	n.s.	3.9	5.8	-33.8%
Net income	927.8	922.4	0.6%	495.7	474.2	4.5%

Average shares (millions)	4,330.6	4,330.6	0.0%	4,330.6	4,330.6	0.0%
Net income per share	0.21	0.21	0.6%	0.114	0.109	4.5%

(1)	Including work in process.

2005 April-June

Appendix

Telefónica Móviles Group

Consolidated Balance sheet

Unaudited figures

			In million Euros

	June

	2005	2004	% Change
Non-current assets	19,508.7	10,682.7	82.6%
Intangible assets	4,069.0	2,289.4	77.7%
Goodwill	4,518.7	819.6	451.3%
Property, plant and equipment and Investment property	6,467.4	4,311.0	50.0%
Long-term financial assets	669.1	1,715.0	-61.0%
Other non-current assets	2,045.8	281.8	626.0%
Deferred tax assets	1,738.7	1,265.9	37.3%
Current assets	7,380.7	4,652.5	58.6%
Inventories	544.6	302.1	80.3%
Trade and other receivables	2,835.4	1,989.9	42.5%
Current tax receivable	829.3	507.3	63.5%
Short-term financial investments	1,904.1	469.6	305.5%
Other short-term financial investments	340.8	1,323.1	-74.2%
Cash and cash equivalents	926.5	60.4	n.s.
Non-current assets classified as held for sale	0.0	0.1	n.s.
Total Assets = Total Equity and Liabilities	26,889.4	15,335.2	75.3%

Equity	4,588.7	2,911.0	57.6%
Equity attributable to equity holders of the parent	4,497.2	2,932.2	53.4%
Minority interest	91.5	(21.2)	-531.6%
Non-current liabilities	12,651.2	7,317.0	72.9%
Long-term financial debt	10,569.6	5,812.0	81.9%
Long-term non-financial debt payable to Telefónica Group companies	0.0	0.0	n.s.
Deferred tax	821.9	238.1	245.2%
Long-term provisions	1,189.6	1,222.3	-2.7%
Other long-term liabilities	70.1	44.6	57.2%
Current liabilities	9,649.5	5,107.2	88.9%
Short-term financial debt	2,999.5	1,537.4	95.1%
Short-term non-financial debt payable to Telefónica Group companies	1,563.9	299.6	422.0%
Trade and other payables	2,887.5	1,827.4	58.0%
Current tax payable	1,420.6	978.6	45.2%
Short-term provisions and other liabilities	778.1	464.2	67.6%
Liabilities associated with non-current assets classified as held for sale	0.0	0.0	n.s.

Financial Data
Consolidated net debt	10,069.4	5,104.4	97.3%
Consolidated debt ratio	65.0%	61.8%	3.2	p.p.

Consolidated Debt structure

2005 April-June

Appendix

Telefónica Móviles Group

Free Cash Flow and change in debt

Unaudited figures (in million Euros)

		January - June

		2005
I	Cash flows from operations	2,432.0
II	Net interest payment (1)	(221.9)
III	Payment for income tax	(496.7)
A=I+II+III	Net cash provided by operating activities	1,713.5
B	Payment for investment in fixed and intangible assets	(845.1)
C=A+B	Net free cash flow after CAPEX	868.4
D	Net Cash received from sale of Real State	0.0
E	Net payment for financial investment	(956.6)
F	Net payment for dividends (2)	(811.4)
G=C+D+E+F	Free cash flow after dividends	(899.6)
H	Effects of exchange rate changes on net debt	618.3
I	Effects on net debt of changes in consolidation and others	109.8
J	Net debt at beginning of period	8,441.7
K=J-G+H+I	Net debt at end of period	10,069.4

(1)	Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2)	Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method.

Telefónica Móviles Group

Reconciliations of Cash Flow and OIBDA minus Capex

Unaudited figures (in million Euros)

January - June

2005
OIBDA	2,578.8
- CAPEX accrued during the period (EoP exchange rate)	(807.9)
- Net interest payment	(221.9)
- Payment for income tax	(496.7)
- Results from the sale of fixed assets	(1.2)
- Investment in working capital and other deferred income and expenses	(94.8)
- Others	(87.9)
= Net Free Cash Flow after Capex	868.4
- Net payment for financial investment	(956.6)
- Net payment for dividends	(811.4)
= Free Cash Flow after dividends	(899.6)

2005 April-June

Appendix

Telefónica Móviles Group

Breakdown of subscribers

Unaudited figures

	June
	2005	2004
	Subscribers(‘000)	Subscribers(‘000)
Spain	19,381.8	18,638.8
Morocco	3,439.6	2,148.5
Brazil	28,446.0	23,514.1
Northern Region	8,293.9	4,611.1
Mexico [1]	5,847.4	4,080.2
Guatemala	904.0	237.7
El Salvador	462.1	293.2
Panama	751.2	—
Nicaragua	329.2	—
Andean Region	14,670.0	1,795.5
Venezuela	5,197.4	—
Colombia	4,756.5	—
Peru	3,058.5	1,795.5
Ecuador	1,657.6	—
Southern Cone	12,267.2	4,927.8
Argentina	6,731.4	2,189.2
Chile	5,257.2	2,738.6
Uruguay	278.6	—

[1]	1H05 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.
The year-over-year comparison is affected by the incorporation of the operators acquired from BellSouth in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

Capex by geographic regions

Unaudited figures

				In million Euros

	January - June			April - June

	2005	2004	% Change	2005	2004	% Change
Spain	308.2	268.2	14.9%	173.1	131.1	32.0%
Latin America
Brazil	166.4	71.3	133.5%	89.8	52.2	72.0%
Northern Region	66.1	78.4	-15.7%	42.2	50.2	-15.9%
Mexico	31.8	49.1	-35.1%	20.8	23.4	-11.4%
Guatemala	10.6	14.9	-29.1%	4.1	13.9	-70.5%
El Salvador	4.7	14.4	-67.3%	3.5	12.8	-72.9%
Panama	8.2	—	n.c.	7.7	—	n.c.
Nicaragua	10.8	—	n.c.	6.2	—	n.c.
Andean Region	139.3	5.3	n.c.	99.0	2.2	n.c.
Venezuela	35.9	—	n.c.	22.3	—	n.c.
Colombia	82.3	—	n.c.	62.2	—	n.c.
Peru	10.0	5.3	87.7%	5.9	2.2	173.6%
Ecuador	11.1	—	n.c.	8.6	—	n.c.
Southern Cone	127.4	60.0	n.c.	92.1	34.9	n.c.
Argentina	63.3	60.0	5.4%	46.7	34.9	33.8%
Chile	51.2	—	n.c.	38.4	—	n.c.
Uruguay	12.9	—	n.c.	7.0	—	n.c.
Rest of the World	0.6	0.6	-8.3%	0.4	0.2	133.7%
TOTAL	807.9	483.8	67.0%	496.5	270.7	83.4%

The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

2005 April-June

Appendix

Exchange rates

	Profit and Losses (1)		Balance sheet and Capex (2)

	June 2005	June 2004	June 2005	June 2004
Brazil (€ / Brazilian Real)	3.293	3.641	2.842	3.777
México (€ / Mexican Peso)	14.215	13.710	13.111	13.871
Argentina (€ / Argentinean Peso)	3.735	3.562	3.491	3.595
Perú (€ / Peruvian Nuevo Sol)	4.184	4.262	3.935	4.220
Chile (€ / Chilean Peso)	746.269	746.269	699.301	773.423
El Salvador (€ / Colon)	11.233	10.730	10.581	10.636
Guatemala (€ / Quetzal)	9.837	9.883	9.212	9.637
Colombia (€ / Colombian Peso)	3,012.048	—	2,816.901	—
Nicaragua (€ / Cordoba)	21.227	—	20.231	—
Uruguay (€ / Uruguayan Peso)	32.020	—	29.744	—
Venezuela (€ / Bolivar)	2,659.574	—	2,597.403	—

[1]	These average exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros.
[2]	Exchange rates as of 30/06/05 and 30/06/04.

For more information:

Investor Relations
Paseo de Recoletos 7-9 - 2ª Planta. 28004 - Madrid
Tel: 91 - 423 40 27. Fax: 91 - 423 44 20
E-mail:	garcialegaz_m@telefonicamoviles.com
sanroman_a@telefonicamoviles.com ares_a@telefonicamoviles.com
www.telefonicamoviles.com/investors

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities.

2005 April-June

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: September 7, 2005	By:	/s/ Antonio Hornedo Muguiro

Name: Antonio Hornedo Muguiro
Title: General Counsel